UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

                                CONCENTRAX, INC.
                (Name of Registrant as Specified In Its Charter)

    NEVADA                           000-32459                   65-0887846
(State or other jurisdiction        (Commission                 (IRS Employer
  of incorporation)               Identification No.)            File Number)

                          2400 Augusta Place, Suite 425
                              Houston, Texas 77057
                    (Address of principal executive offices)

                                 (888) 340-9715
              (Registrant's telephone number, including area code)

                                CONCENTRAX, INC.
                          2400 Augusta Place, Suite 425
                              Houston, Texas 77057

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about July 27, 2005, by Concentrax, Inc. (the "Company") to the holders of record of shares of its common stock as of the close of business on July 22, 2005. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     You are receiving this Information Statement in connection with the appointment of three new members to the Company's Board of Directors, in connection with a change in control of the Company. On June 8, 2005 Concentrax, Inc. (the "Company") completed the sale of 10,000,000 shares (the "Shares") of the Company's common stock and cashless warrants (the "Warrants") to purchase 1,000,000 shares of the Company's common stock to Pluris Opportunity Fund, L.P., an accredited investor. The Shares and Warrants were sold at a per unit price of $0.025 for gross proceeds totaling $250,000. Since completion of the initial investment, Pluris Opportunity Fund, L.P. has provided additional financing to the Company of approximately $30,000.

     In connection with the sale of the Shares and the Warrants by the Company to Pluris Opportunity Fund, L.P., on June 28, 2005, Robert D. Francis was appointed to the position of Chief Executive Officer of the Company and Steven
H. Grant was appointed to the positions of Chief Financial Officer and Secretary of the Company. Also on June 28, 2005, Mark Gifford resigned as Chief Executive Officer of the Company, Paul Smith resigned as Chief Financial Officer and Treasurer of the Company, and Robert Michael Looney resigned as Secretary of the Company. Robert D. Francis, Steven H. Grant and Gerry Chastelet are currently director nominees of the Company, all of whom the Company plans to appoint as directors approximately ten days after the date the Company mails this Information Statement to all holders of record of the Company's common stock.

     It is contemplated that Messrs. Gifford and Smith will concurrently resign from the Company's Board of Directors as soon as the nominees listed above begin to serve in their capacity as members of the Company's Board of Directors.

     The information contained in this Information Statement concerning each person chosen for the Company's Board of Directors has been furnished to the Company by each individual, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

                    CERTAIN INFORMATION REGARDING THE COMPANY

     Changes in the Company's Board of Directors - The present directors of the Company consist of Mark Gifford, Robert Michael Looney and Paul A. Smith. The Board of Directors has approved the following director nominees to fill vacancies created by an increase in the number of directors on the Board: Robert
D. Francis, Steven H. Grant and Gerry Chastelet.

Description of Capital Stock

     The Company's authorized capital consists of common stock and preferred stock, both having a par value of $.001 per share. The authorized classes, and the amount or number of each which are authorized and outstanding as of July 22, 2005, are as follows:

                                             AUTHORIZED           OUTSTANDING
                                            -----------           -----------
         Common Stock                       100,000,000            39,092,124
         Preferred Stock                     10,000,000            -0-

Common Stock

     The Company's authorized common equity consists of 100,000,000 shares of common stock, with $.001 par value per share, of which 39,092,124 shares are currently issued and outstanding. Shareholders: (i) have general ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company's assets available for distribution to shareholders upon liquidation, dissolution or winding up of the Company's affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings.

     The common stock does not have cumulative voting rights, which means that the holders of more than fifty percent of the common stock voting for election of directors can elect one hundred percent of the directors if they choose to do so. The Company has not paid any dividends on its common stock and the Company does not anticipate that any dividends will be paid in the foreseeable future. Dividends upon preferred shares must have been paid in full for all past dividend periods before distribution can be made to the holders of common stock. In the event of a voluntary or involuntary liquidation, all of our assets and funds remaining after payments to the holders of preferred stock will be divided and distributed among the holders of common stock according to their respective ownership.

Preferred Stock

     The 10,000,000 shares of preferred stock authorized are undesignated as to preferences, privileges and restrictions. As the shares are issued, the Company's Board of Directors must establish a "series" of the shares to be issued and designate the preferences, privileges and restrictions applicable to that series. To date, the Board of Directors has not designated any series of preferred stock.

Dividend Policy

     The Company has not paid any dividends since its formation. The Company's operations are capital intensive and the Company needs working capital. To date, the Company has not generated any meaningful revenue from its products, and cannot determine if, or when, meaningful revenues will be realized. Therefore, the Company will be required to reinvest any future earnings in its operations. Accordingly, the Board of Directors has no present intention of declaring any cash dividends. The future declaration and payment of dividends will be determined by the Board of Directors after considering the conditions then existing, including earnings, financial condition, capital requirements, and other factors.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information, as of July 22, 2005 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) the Company's directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

                                          Common Stock           Percentage of
  Name of Beneficial Owner (1)         Beneficially Owned (2)   Common Stock (2)
  ---------------------------------- ------------------------- -----------------
  Mark Gifford                                 927,000                  2.4%
  Paul A. Smith                              1,019,375                  2.6%
  Robert Michael Looney                        725,000                  1.9%
  Steven H. Grant (3)                                0                    0%
  Gerry Chastelet (3)                                0                    0%
  Robert D. Francis (3)                              0                    0%
  Pluris Opportunity Fund, L.P. (4)         11,000,000                 27.4%
  ---------------------------------- ------------------------- -----------------
  All named executive officers, directors    2,671,375                  6.8%
  and director nominees as a group (6
  persons)

(1) Except as otherwise indicated, the address of each beneficial owner is c/o Concentrax, Inc., 2400 Augusta Place, Suite 425, Houston, Texas 77057.

(2) Applicable percentage ownership is based on 39,092,124. shares of common stock outstanding as of July 22, 2005, together with securities exercisable or convertible into shares of common stock within 60 days of July 22, 2005 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of July 22, 2005 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)  Messrs.  Grant,  Chastelet  and  Francis  are  limited  partners  in Pluris
     Opportunity Fund, L.P. As limited partners, Messrs. Grant Chastelet and Francis do not have voting or investment control over the securities held by Pluris Opportunity Fund, L.P.

(4) Includes 1,000,000 shares of common stock issuable upon exercise of outstanding common stock purchase warrants with an exercise price equal to 80% of the average bid price for the 20 trading days prior to the date of any exercise. Such common stock purchase warrants expire on June 8, 2010. Pluris Partners, Inc. is the General Partner of Pluris Opportunity Fund, L.P. Michael O'Derrick, as President of Pluris Partners, Inc., has voting and investment control over the securities held by Pluris Opportunity Fund, L.P.

Directors, Director Nominees and Executive Officers

     Below are the names and certain information regarding the Company's current executive officers, directors and director nominees. The Company plans to appoint the below director nominees to its Board of Directors approximately ten days after the date the Company mails this Information Statement to shareholders. None of the Company's directors, director nominees, officers or affiliates is involved in a proceeding adverse to the Company or has a material interest adverse to the Company.

-------------------------- ----- -----------------------------------------------
Name                       Age   Position
-------------------------- ----- -----------------------------------------------
Robert D. Francis          69    Chief Executive Officer and Director Nominee
-------------------------- ----- -----------------------------------------------
Steven H. Grant            45    Chief Financial  Officer, Secretary and
                                 Director Nominee
-------------------------- ----- -----------------------------------------------
Mark Gifford               60    Chairman of the Board of Directors
-------------------------- ----- -----------------------------------------------
Paul A. Smith              53    Director
-------------------------- ----- -----------------------------------------------
Robert Michael Looney      55    Director
-------------------------- ----- -----------------------------------------------
Gerry Chastelet            58    Director Nominee
-------------------------- ----- -----------------------------------------------

Background of Executive Officers, Directors and Director Nominees

     Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at our annual meeting, to hold such office until an officer's successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships between any of our directors, executive officers or persons nominated or charged to become a director or executive officer.

     The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Company's Board of Directors currently performs the functions of audit, nominating and compensation committees. The Board of Directors does not have a nominating committee charter. Messrs. Gifford, Smith and Looney participate in the consideration of Director Nominees. None of Messrs. Gifford, Smith or Looney are considered independent directors as defined by any national securities exchange registered pursuant to Section 6(a) of the Securities Exchange Act of 1934 or by any national securities association registered pursuant to Section 15A(a) of the Securities Exchange Act of 1934.

     Robert D. Francis, Chief Executive Officer and Director Nominee. On June 28, 2005, Mr. Francis was appointed Chief Executive Officer of the Company. Mr. Francis also a director of WaveRider Communications Inc., a public company whose common stock is quoted on the OTC Bulletin Board. Mr. Francis has been the Managing Partner of Milford Communications Partners LLC since 1993. Milford Communications Partners is a technology consulting firm specializing in wireless communications and automatic vehicle location systems. Mr. Francis also serves on the Advisory Board of Pluris Partners, Inc., the fund manager for the Pluris Opportunity Fund, L.P. Since 2003, Mr. Francis has served on the Board of Calmar Research Corporation and its newly formed subsidiary, Calmar Telematics, LLC. In 2004 he helped found, is a major shareholder in and is on the Board of Cirrus Communications Pty. Ltd, Sydney, Australia, an operator of fixed broadband wireless networks. From June 2002 to May 2003, Mr. Francis served on the Board of SkyLynx Communications, a public company whose common stock is quoted on the OTC Bulletin Board. Mr. Francis has a Bachelor of Arts degree from Hendrix College, Conway, Arkansas

     Steven H. Grant, Chief Financial Officer, Secretary and Director Nominee. On June 28, 2005, Mr. Grant was appointed Chief Financial Officer and Secretary of the Company. Mr. Grant is currently a director of WaveRider Communications Inc., a public company whose common stock is quoted on the OTC Bulletin Board. Since 2001, Mr. Grant has been the General Partner in Optima Partners, LLP, a partnership focused on real estate investment and property management. From 1997 to 2001, Mr. Grant was Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Digital Lightwave, Inc., a public company whose common stock is quoted on the OTC Bulletin Board. Mr. Grant has also served in similar capacities for Silver King Communications, Inc. from 1992 to 1996, and at Precision Systems, Inc. from 1996 to 1997. Mr. Grant has a masters in business administration from the University of South Florida and is a former Certified Public Accountant in Florida and Texas.

     Mark Gifford, Chairman of the Board of Directors. Mr. Gifford is currently Chairman of the Company's Board of Directors and has held that position since January 29, 2001. In addition, Mr. Gifford was Chief Executive Officer of the Company from January 29, 2001 until June 28, 2005. In April of 1998, Mr. Gifford founded American Tracking Service, Inc., where he served as President and Director until the company was voluntarily dissolved on December 18, 2000. From 1995 though April of 1998, Mr. Gifford was an automotive security systems consultant, marketing his own electronic security devices to rental car companies and commercial fleets nationwide.

     Paul A. Smith, Director. Mr. Smith is currently a director of the Company and has held that position since January 29, 2001. In addition, Mr. Smith was Chief Financial Officer and Treasurer of the Company from January 29, 2001 until June 29, 2005. From February of 1994 through the present, Mr. Smith has been a Geological Consultant to the oil and gas exploration industries, identifying drill-sites through his examination and analysis of geological and geophysical data. Over the past decade, Mr. Smith has provided geological consulting services to the following companies, among others: Pennzoil Exploration and
Production Company, Dolomite Resources, Strand Energy and Columbia Gas Development, where he served as Senior Geologist.

     Robert Michael Looney, Director. Mr. Looney is currently a director of the Company and has held that position since January 29, 2001. In addition, Mr. Looney was Secretary of the Company from January 29, 2001 until June 28, 2005. In August of 2000, Mr. Looney founded Thorp Petroleum, Inc., where he is involved in strategic business development and marketing. Mr. Looney also was a founder of Cymraec Exploration, Inc., which was formed in July of 2000. From 1996 to the present, Mr. Looney has served and continues to serve as President of Ballistic Sports Images, Inc. Mr. Looney served as Vice President and
Secretary of Apogee, Inc. from May of 1995 through December of 1999. From January of 1998 though December of 1999, Mr. Looney served as Vice President of New Ventures for Esenjay Exploration, Inc.

     Gerry Chastelet, Director Nominee. Mr. Chastelet retired from active operational activities in the technology industry in 2002 to manage his personal investments. Mr. Chastelet is currently a director of WaveRider Communications Inc., a public company whose common stock is quoted on the OTC Bulletin Board, and a director of Technology Research Corporation, a public company whose common stock is quoted on the Nasdaq National Market. From December 1998 to January 2002, Mr. Chastelet was the President, Chairman and Chief Executive Officer of Digital Lightwave, Inc., a public company whose common stock is quoted on the OTC Bulletin Board. From December 1995 to October 1998, Mr. Chastelet served as President and Chief Executive Officer of Wandel and Goltermann Technologies, Inc., a global supplier of communication test and measurement equipment. Mr. Chastelet holds a degree in electronics engineering from Devry Institute of Technology and is a graduate of the University of Toronto Executive Masters in Business Administration program.

Shareholder Communications

     The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

Executive Compensation

     The following table sets forth information concerning the total compensation that we have paid or that has accrued on behalf of our principal executive officer and other executive officers with annual compensation exceeding $100,000 during the years ended December 31, 2004, 2003 and 2002.

                           SUMMARY COMPENSATION TABLE

                                                                                            Long-Term
                                                                                           Compensation
                                                                            -------------------------------------------
                                              Annual Compensation                      Awards                Payouts
                                      ------------------------------------- ------------------------------ ------------
                                                                               Restricted     Securities                    All

                                      Other
                                                                 Annual                       Under-lying                  Other
         Name and                                    Bonus       Compen-     Stock Award(s)    Options/       LTIP        Compen-
    Principal Position         Year     Salary ($)     ($)     sation ($)         ($)          SARs (#)    Payouts ($)   sation ($)
---------------------------- -------- -------------- --------- ------------ ----------------- ------------ ------------ ------------
Mark Gifford,                2004      $72,000 (2)    -0-         -0-            -0-             -0-          -0-          -0-
     Former Chief            2003      $69,000        -0-         -0-            -0-             -0-          -0-          -0-
     Executive Officer (1)   2002      $60,000        -0-         -0-            -0-             -0-          -0-          -0-

     (1) Mr. Gifford resigned from the position of Chief Executive Officer of the Company on June 28, 2005.
     (2) $71,600 of the $72,000 has been deferred and is accrued and payable to Mr. Gifford (See "Certain Relationships and Related Transactions" on page 6 of this Information Statement)

Compensation of Directors

     The Company's outside directors receive 5,000 shares of our restricted common stock monthly subject to an annual vesting period for their service on the Board, and the Company's employee directors receive 2,500 restricted shares monthly, also subject to an annual vesting period.

Certain Relationships and Related Transactions

     On June 8, 2005, the Company completed the sale of 10,000,000 shares of the Company's common stock and cashless warrants to purchase 1,000,000 shares of the Company's common stock to Pluris Opportunity Fund, L.P. for aggregate gross proceeds totaling $250,000. Robert D. Francis serves on the Advisory Board of Pluris Partners, Inc., the fund manager for Pluris Opportunity Fund, L.P. In addition, Robert D. Francis, Steven H. Grant and Gerry Chastelet have a minor passive investment as limited partners in Pluris Opportunity Fund, L.P.

     Paul Smith, former Chief Financial Officer of the Company, has made three loans to the Company: (i) On October 11, 2003, Mr. Smith loaned the Company $11,911, of which $8,522 is currently outstanding; (ii) On March 25, 2004, Mr. Smith loaned the Company $10,200, of which $10,200 is currently outstanding; and
(iii) on June 15, 2004, Mr. Smith loaned the Company $11,210, of which $11,210 is currently outstanding. Each of these loans bears interest at the rate of 15% per annum. As of June 30, 2005, $8,481.84 of the total principal amounts owed to Mr. Smith have been paid so that the current remaining balance is $21,450.16.

     Robert Michael Looney, a director and former Secretary of the Company, made a total of eight loans over a period ranging from July 22, 2004 to April 23, 2005 to the Company. The total principal amount of these loans is approximately $35,035, which bears interest at the rate of 15% per annum. As of May 31, 2005, $34,630 of the principal amount was outstanding.

     Mark Gifford, Chairman and former Chief Executive Officer of the Company, has loaned the Company a total of $85,000, which bears interest at the rate of 15% per annum. As of June 30, 2005, the principal amount of this loan has been paid.

     As of May 31, 2005, the Company owed the following employees the amounts indicated as past due wages and salaries: Paul Smith - $37,415; Mark Gifford - $71,600; Edward Wadsworth - $41,120; and Josh Choi - $25,120.

Section 16(a) Beneficial Ownership Compliance

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company under Rule 16a-3(e) during the fiscal year ended December 31, 2004 and Forms 5 and amendments thereto furnished to the Company with respect to the fiscal year ended December 31, 2004 the Company believes that during the fiscal year ended December 31, 2004 the Company's executive officers, directors and all persons who own more than ten percent of a registered class of the Company's equity securities complied with all Section 16(a) filing requirements.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CONCENTRAX, INC.


                                   /s/ Robert D. Francis
                                   ---------------------
                                   Robert D. Francis
                                   Chief Executive Officer